Exhibit 3.4

FIRST AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FAO, INC.

(Pursuant to Sections 103 and 303 of the General Corporation Law of the State of Delaware)

The undersigned hereby certifies that:

1.             He is the Secretary of FAO, Inc. (the “Corporation”) which was incorporated in Delaware on March 26, 2002.

2.             Clause Sixth of the Amended and Restated Certificate of Incorporation of the Corporation is amended in its entirety to read as follows:

“SIXTH. The Corporation is authorized to issue a class of stock designated as Common Stock (the “Common Stock”) and one or more classes of stock designated as Preferred Stock (the “Preferred Stock”).  The total number of shares of Common Stock which the Corporation shall have authority to issue is Seventy-Five Million (75,000,000), par value $0.001 per share.  The total number of shares of Preferred Stock which the Corporation shall have authority to issue is Five Million (5,000,000), par value $0.001 per share.

Effective at 12:01 a.m. on Tuesday, April 22, 2003 (the “Effective Time”) every share of Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be automatically combined and reclassified into one fifteenth (1/15) of a share of Common Stock, par value $0.001 per share, of the Corporation, except that any holder of Common Stock of the Corporation that would otherwise be entitled to receive a fraction of one share of Common Stock as a result of this combination and reclassification of the outstanding shares of Common Stock shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the per share closing sales price of the Common Stock on the day immediately prior to the Effective Time, as reported on the Nasdaq National Market (or if such price is not available, then such other price as determined by the Board of Directors).   The number of authorized shares of Common Stock shall not be changed or otherwise affected by this combination and reclassification.

(a)  Common Stock.  In addition to any rights, privileges or obligations provided by law, the Common Stock shall be entitled to the following:

(i)  Dividends.  Subject to the rights of the holders of Preferred Stock, if any, the holders of the Common Stock shall be entitled to the payment of dividends when and as declared by the Board of Directors out of funds legally available therefore and to receive other distributions from the Corporation when and as declared by the Board of Directors.

(ii)  Liquidation, Dissolution or Winding Up.  In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Corporation and after holders of all Preferred Stock, if any, have received their full preferences and dividends (pursuant to the relevant Preferred Stock designations), the holders of shares of Common Stock shall be entitled to all remaining assets of the Corporation available for distribution to its shareholders.

(iii)  Voting Rights.  Except as may be otherwise provided by law or in a Preferred Stock designation, the holders of the Common Stock shall have the right to elect all members of the Board of Directors.

(b)  Preferred Stock.  The Board of Directors of the Corporation is hereby authorized at any time and from time to time to create and provide for the issuance of shares of Preferred Stock in one or more classes or series and to fix, from time to time, the relative rights, preferences, privileges and restrictions granted to or imposed upon any unissued class or series of Preferred Stock.  The authority of the Board of Directors of the Corporation with respect to each class or series of Preferred Stock shall include, without limiting the generality of the foregoing, the determination of the number of shares of any class or series and the designation to distinguish the shares of such series from the shares of all other class or series.”

4.                                       Pursuant to Section 103(d) of the General Corporation Law of the State of Delaware, the foregoing amendment of the Amended and Restated Certificate of Incorporation is being filed in order to amend the future effective date and time set forth in such instrument.

5.                                       This amendment of the Amended and Restated Certificate of Incorporation is being filed in connection with the Corporation’s First Amended Joint Plan of Reorganization (as such plan may be amended, supplemented, or modified from time to time, the “Reorganization Plan”), and was duly adopted in accordance with the provisions of Section 303 of the General Corporation Law of the State of Delaware.  The Reorganization Plan was confirmed on April 4, 2003, by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On April 17, 2003, the Bankruptcy Court approved an extension of the effective date of the Reorganization Plan.

[Remainder of Page Intentionally Left Blank]

The undersigned declares under penalty of perjury under the laws of the State of Delaware that the matters set forth in this certificate are true and correct of his own knowledge and that the Corporation has caused the undersigned to execute this Amended and Restated Certificate of Incorporation on the 17th day of April, 2003.

Date: April 17, 2003	/s/ Kendrick F. Royer
Kendrick F. Royer
Secretary